April 5, 2005


Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

	Re:	Secured Income L.P.
Response letter dated March 21, 2005
Schedule TO-T filed March 7, 2005 by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC, MacKenzie Specified Income Fund, L.P.; MP Value
Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC; MPF-NY 2005, LLC; MacKenzie Patterson Fuller,
Inc.; and C.E. Patterson
SEC File No. 5-54251

Dear Mr. Patterson:

	We have the following comments.

Schedule TO-T

Offer to Purchase for Cash
1. See your response to prior comment 1. Please revise your offering materials to indicate that a subsequent offering period will not be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A.
2. See your response to prior comment 2. We note the qualification language to which you make reference, however, it is still inappropriate for you to indicate that you will delay payment if any of the conditions in Section 13 are triggered. Payment may only be delayed in anticipation of governmental regulatory approvals; all other conditions, if triggered, must be waived or satisfied prior to the expiration of the offer such that payment must be made promptly following the expiration of the offer. Please revise your offering materials accordingly.
3. We are in receipt of your response to prior comment 3. You state that you have aggregate capital which is more than adequate to fund the offer with $21 million in total assets and more than $11 million in total net assets at your disposal. Please elaborate upon your disclosure to indicate what you mean when you state that these assets are "at your disposal" and clarify whether any of the funds necessary to consummate this transaction are subject to obtaining additional funds from your limited partners. Further, we understand that you are making multiple offers for other target companies at the same time that you are proceeding with this offer. Accordingly, please also revise your disclosure to elaborate upon how you intend to finance each of these acquisitions and what your plans are in the event each of these offers is fully subscribed as it would appear that the funds required to make payment under each of these offers would exceed those you have disclosed that you have "at your disposal."
4. See prior comment 9. We note your response and reiterate our request that you revise your offering materials to advise holders of the ramifications of being treated as a "publicly traded partnership," however unlikely this risk may be. Alternatively, remove the assumption.
5. See prior comment 11. We continue to believe that your conditions are not drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied making the determination difficult for security holders. Please confirm that, in the event you reasonably determine that one of your conditions has been triggered, you will immediately advise security holders as to whether you will waive the condition or terminate the offer.

Closing Comments
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged"
as correspondence.  If the information you provide in response to our
comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new
information.
      If you do not agree with a comment, please tell us why in
your
response. Direct any questions regarding our comments to me at
(202)
942-2801.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


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April 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE